Summit Therapeutics plc
(‘Summit’, the ‘Company’ or the ‘Group’)

Summit Therapeutics Reports Financial Results for the First Quarter Ended 30 April 2018 and Operational Progress

Oxford, UK, and Cambridge, MA, US, 5 June 2018 - Summit Therapeutics plc (NASDAQ: SMMT, AIM: SUMM) today reports its financial results for the first quarter ended 30 April 2018 and provides an update on operational progress.

Mr Glyn Edwards, Chief Executive Officer of Summit, commented: “The strength of the interim data from our PhaseOut DMD trial has bolstered our belief that ezutromid could become a new standard of care for all patients with Duchenne muscular dystrophy (‘DMD’). These interim data showed a statistically significant and meaningful reduction in both muscle damage and muscle inflammation after just 24 weeks of treatment. Should these changes be sustained after 48 weeks of treatment, we believe we will be positioned to pursue an accelerated path to regulatory approval for ezutromid. We look forward to the full trial results in the third quarter of this year.

“In infectious diseases, we believe that new mechanism antibiotics will be key to solving serious bacterial threats and can provide a meaningful commercial opportunity. We look forward to the initiation of our Phase 3 clinical trials of ridinilazole in Q1 2019, and the identification of a lead preclinical gonorrhoea candidate in H2 2018.”

Rare Diseases

Highlights

•	Completed dosing in PhaseOut DMD clinical trial, a Phase 2 proof of concept trial of ezutromid in patients with DMD. Top-line data from the full 48-week clinical trial are expected in Q3 2018.

•
Presented positive 24-week interim data from PhaseOut DMD at the American Academy of Neurology Annual Meeting. The data showed that through the modulation of utrophin, ezutromid significantly reduced muscle damage and muscle inflammation. A correlation between the reduction in muscle damage and muscle inflammation was observed, further strengthening the evidence of ezutromid activity.

•	Highlighted scientific rigour in the collection and analysis of muscle biopsies and magnetic resonance parameters in PhaseOut DMD at the MDA Clinical Conference.

Infectious Diseases

Highlights

•
Presented the discovery of new mechanism antibiotic compounds for the treatment of gonorrhoea at the European Congress of Clinical Microbiology and Infectious Diseases. This compound series was discovered using Summit’s proprietary bacterial genetics-based platform acquired in December 2017.

Financial Highlights

•	Raised gross proceeds of approximately £15.0 million ($21.2 million*) through a placing of new ordinary shares to existing and new investors in Europe in March 2018.

•	Cash and cash equivalents at 30 April 2018 of £27.7 million compared to £20.1 million at 31 January 2018.

•	Loss for the three months ended 30 April 2018 of £5.8 million compared to a loss of £4.8 million for the three months ended 30 April 2017.

About Summit Therapeutics
Summit is a biopharmaceutical company focused on the discovery, development and commercialisation of novel medicines for indications in neuromuscular and infectious diseases for which there are no existing or only inadequate therapies. Summit is currently conducting clinical programmes focused on the neuromuscular disease Duchenne muscular dystrophy and the infectious disease C. difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).
*Based on a conversion rate of US$1.4135 to £1.00
This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014 (MAR).

For more information, please contact:

Summit Glyn Edwards / Richard Pye (UK office) Erik Ostrowski / Michelle Avery (US office)	Tel: +44 (0)1235 443 951 +1 617 225 4455
Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Tony Rawlinson	Tel: +44 (0)20 7213 0880
N+1 Singer (Joint Broker) Aubrey Powell / Jen Boorer	Tel: +44 (0)20 7496 3000
Panmure Gordon (Joint Broker) Freddy Crossley	Tel: +44 (0)20 7886 2500
MacDougall Biomedical Communications (US) Karen Sharma	Tel: +1 781 235 3060 ksharma@macbiocom.com
Consilium Strategic Communications (UK) Mary-Jane Elliott / Jessica Hodgson / Philippa Gardner / Lindsey Neville	Tel: +44 (0)20 3709 5700 summit@consilium-comms.com

Forward Looking Statements
Any statements in this press release about Summit’s future expectations, plans and prospects, including but not limited to, statements about the clinical and preclinical development of Summit’s product candidates, the therapeutic potential of Summit’s product candidates, the timing of initiation, completion and availability of data from clinical trials, the potential submission of applications for regulatory approvals, the sufficiency of Summit’s cash resources, and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, availability of funding sufficient for Summit’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that Summit makes with the Securities and Exchange Commission including Summit’s Annual Report on Form 20-F for the fiscal year ended 31 January 2018. Accordingly, readers should not place undue reliance on forward looking statements or information. In addition, any forward-looking statements included in this press release represent Summit’s views only as of the date of this release and should not be relied upon as representing Summit’s views as of any subsequent date. Summit specifically disclaims any obligation to update any forward-looking statements included in this press release.

Financial Review

Revenue

Revenue increased by £2.2 million to £3.9 million for the three months ended 30 April 2018 from £1.7 million for the three months ended 30 April 2017. This increase was driven by revenues associated with our licence and collaboration agreement with Sarepta Therapeutics, Inc. ('Sarepta'). Revenue during the three months ended 30 April 2018 included £1.7 million relating to the upfront payment of $40.0 million (£32.8 million) received from Sarepta in October 2016, which was consistent with the £1.7 million recognised during the three months ended 30 April 2017. Revenue during the three months ended 30 April 2018 also included £0.9 million relating to the development milestone payment of $22.0 million (£17.2 million) received from Sarepta in May 2017, as compared to £nil million for the three months ended 30 April 2017. During the three months ended 30 April 2018, £0.9 million of revenue relating to development cost share income from Sarepta was recognised, as compared to £nil million for the three months ended 30 April 2017.

As further discussed in Note 1 ‘Basis of Accounting - Adoption of IFRS 15 Revenue from contracts with customers,' the Group is now recognising revenue associated with the development milestone payment received from Sarepta in May 2017, which had previously been recognised in full under IAS 18, over the development period. Development cost share income received from Sarepta (which commenced in January 2018), is now also being recognised over the development period. To date, an aggregate of £16.7 million of the upfront payment and development milestone has been recognised as revenue while the remaining £33.4 million is classified as deferred revenue. With respect to development cost share income, £1.1 million has been recognised as revenue to date, while the remaining £3.4 million is classified as deferred revenue.

During the three months ended 30 April 2018, the Group also recognised £0.1 million of revenue related to the receipt of a $2.5 million (£1.9 million) upfront payment in respect of the licence and commercialisation agreement signed with Eurofarma Laboratórios SA in December 2017, and £0.2 million of revenue pursuant to a research collaboration agreement between the Group’s acquired subsidiary, Discuva Limited, and F. Hoffmann - La Roche Limited (‘Roche’). On 21 February 2018, the research services period under the Roche agreement ended.

Other Operating Income

Other operating income was £3.5 million for the three months ended 30 April 2018, as compared to £nil for the three months ended 30 April 2017. This increase resulted primarily from the recognition of £3.3 million of income pursuant to Summit’s funding contract with BARDA for the development of ridinilazole that was awarded to the Group in September 2017.

The Group also recognised £0.1 million of grant income from Innovate UK awarded to Discuva Limited, and £0.1 million in research and development expenditure credit.

Operating Expenses

Research and Development Expenses
Research and development expenses increased by £6.3 million to £11.3 million for the three months ended 30 April 2018 from £5.0 million for the three months ended 30 April 2017. This was due to increased spending related to the Duchenne muscular dystrophy ('DMD') programme, the C. difficile infection ('CDI') programme, and antibacterial research activities.

Investment in the DMD programme increased by £1.2 million to £4.2 million for the three months ended 30 April 2018 from £3.0 million for the three months ended 30 April 2017. This increase was driven by an increase in expenses associated with manufacturing costs for our clinical trials and research associated with our future generation utrophin modulator programme. Costs associated with the CDI programme increased by £4.4 million to £5.0 million for the three months ended 30 April 2018 from £0.6 million for the three months ended 30 April 2017. This increase primarily related to preparatory activities being conducted for the planned Phase 3 clinical trials of ridinilazole. Investment in antibacterial research activities was £0.2 million for the three months ended 30 April 2018 compared to £nil million for the three months ended 30 April 2017. Other research and development expenses increased by £0.5 million to £1.9 million during the three months ended 30 April 2018 as compared to £1.4 million during the three months ended 30 April 2017, which was driven by an increase in headcount within the DMD, CDI and antibacterial research teams.

General and Administration Expenses
General and administration expenses increased by £0.3 million to £2.7 million for the three months ended 30 April 2018 from £2.4 million for the three months ended 30 April 2017. This increase was driven by a net positive movement in exchange rate variances of £0.8 million, offset by an increase of £0.7 million in staff related costs, an increase of £0.2 million in share-based payment expense, an increase of £0.1 million in overhead and facility related costs and an increase of £0.1 million in legal and professional fees.

Finance Costs

Finance costs remained consistent at £0.2 million for the three months ended 30 April 2018 and for the three months ended 30 April 2017, and are related to the unwinding of the discount on financial liabilities on funding arrangements and provisions.

Taxation

The income tax credit decreased by £0.3 million to £0.9 million for the three months ended 30 April 2018 from £1.2 million for the three months ended 30 April 2017. Since the Group is now receiving third party development funding from a number of sources, a lower amount of our research and development expenditure was eligible for UK research and development tax credits during the three months ended 30 April 2018, as compared to during the three months ended 30 April 2017.

Losses

Loss before income tax was £6.8 million for the three months ended 30 April 2018 compared to £6.0 million for the three months ended 30 April 2017. Net loss for the three months ended 30 April 2018 was £5.8 million with a net loss per share of 8 pence compared to a net loss of £4.8 million for the three months ended 30 April 2017 and a net loss per share of 8 pence.

Cash Flows

The Group had a net cash inflow of £7.2 million for the three months ended 30 April 2018 compared to a net cash outflow of £8.2 million for the three months ended 30 April 2017.

Operating Activities
For the three months ended 30 April 2018, net cash used by operating activities was £7.0 million compared to net cash used by operating activities of £7.9 million for the three months ended 30 April 2017. This positive movement of £0.9 million was driven by an increase in net operating costs offset by a net positive increase in working capital.

Investing Activities
Net cash used in investing activities for the three months ended 30 April 2018 was £0.03 million compared to £0.3 million for the three months ended 30 April 2017. This included the net amount of bank interest received on cash deposits, less amounts paid to acquire property, plant and equipment and intangible assets.

Financing Activities
Net cash generated from financing activities for the three months ended 30 April 2018 of £14.2 million includes £14.1 million of proceeds, net of transaction costs, received following the Group’s equity placing on the AIM market of the London Stock Exchange in March 2018 and £0.1 million received following the exercise of share options. During the three months ended 30 April 2017 the Group received proceeds of £0.01 million following the exercise of warrants and share options.

Financial Position

As at 30 April 2018, total cash and cash equivalents held were £27.7 million (31 January 2018: £20.1 million).

Glyn Edwards	Erik Ostrowski
Chief Executive Officer	Chief Financial Officer

5 June 2018

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
For the three months ended 30 April 2018

		Three months ended 30 April 2018	Three months ended 30 April 2018	Three months ended 30 April 2017
	Note	$000s	£000s	£000s

Revenue	2	5,327	3,874	1,728
Other operating income		4,751	3,455	—
Operating expenses
Research and development		(15,475)	(11,254)	(5,035)
General and administration		(3,670)	(2,669)	(2,434)
Total operating expenses		(19,145)	(13,923)	(7,469)
Operating loss		(9,067)	(6,594)	(5,741)
Finance income		1	1	1
Finance costs		(259)	(188)	(224)
Loss before income tax		(9,325)	(6,781)	(5,964)
Income tax		1,301	946	1,203
Loss for the period		(8,024)	(5,835)	(4,761)
Other comprehensive losses
Items that may be reclassified subsequently to profit or loss Exchange differences on translating foreign operations		10	7	(15)
Total comprehensive loss for the period		(8,014)	(5,828)	(4,776)
Basic and diluted loss per ordinary share from operations	3	(11) cents	(8) pence	(8) pence

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (unaudited)
As at 30 April 2018

	30 April 2018	30 April 2018	31 January 2018
			(Adjusted*)
	$000s	£000s	£000s
ASSETS
Non-current assets
Goodwill	3,407	2,478	2,478
Intangible assets	20,053	14,583	14,785
Property, plant and equipment	1,041	757	809
	24,501	17,818	18,072
Current assets
Prepayments and other receivables	17,288	12,572	11,134
Current tax receivable	7,791	5,666	4,654
Cash and cash equivalents	38,070	27,685	20,102
	63,149	45,923	35,890
Total assets	87,650	63,741	53,962
LIABILITIES
Non-current liabilities
Deferred revenue	(35,181)	(25,584)	(27,270)
Financial liabilities on funding arrangements	(4,443)	(3,231)	(3,090)
Provisions for other liabilities and charges	(2,320)	(1,687)	(1,641)
Deferred tax liability	(3,271)	(2,379)	(2,379)
	(45,215)	(32,881)	(34,380)
Current liabilities
Trade and other payables	(16,371)	(11,906)	(8,932)
Deferred revenue	(18,124)	(13,180)	(13,834)
	(34,495)	(25,086)	(22,766)
Total liabilities	(79,710)	(57,967)	(57,146)
Net assets / (liabilities)	7,940	5,774	(3,184)
EQUITY
Share capital	1,128	820	736
Share premium account	102,299	74,394	60,237
Share-based payment reserve	10,022	7,288	6,743
Merger reserve	4,162	3,027	3,027
Special reserve	27,492	19,993	19,993
Currency translation reserve	61	44	37
Accumulated losses reserve	(137,224)	(99,792)	(93,957)
Total equity / (deficit)	7,940	5,774	(3,184)

* See Note 1 - ‘Basis of Accounting - Adoption of IFRS 15 Revenue from contracts with customers’

CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
For the three months ended 30 April 2018

	Three months ended 30 April 2018	Three months ended 30 April 2018	Three months ended 30 April 2017
	$000s	£000s	£000s
Cash flows from operating activities
Loss before income tax	(9,325)	(6,781)	(5,964)
	(9,325)	(6,781)	(5,964)
Adjusted for:
Finance income	(1)	(1)	(1)
Finance costs	259	188	224
Foreign exchange (gain) / loss	(628)	(457)	473
Depreciation	106	77	23
Amortisation of intangible fixed assets	286	208	2
Loss on disposal of assets	—	—	37
Research and development expenditure credit	(89)	(65)	—
Share-based payment	749	545	277
Adjusted loss from operations before changes in working capital	(8,643)	(6,286)	(4,929)
Increase in prepayments and other receivables	(1,972)	(1,434)	(482)
Decrease in deferred revenue	(3,216)	(2,339)	(1,728)
Increase / (decrease) in trade and other payables	4,151	3,019	(798)
Cash used by operations	(9,680)	(7,040)	(7,937)
Taxation paid	—	—	(15)
Net cash used by operating activities	(9,680)	(7,040)	(7,952)
Investing activities
Purchase of property, plant and equipment	(34)	(25)	(280)
Purchase of intangible assets	(7)	(5)	—
Interest received	1	1	1
Net cash used in investing activities	(40)	(29)	(279)
Financing activities
Proceeds from issue of share capital	20,627	15,000	—
Transaction costs on share capital issued	(1,180)	(858)	—
Proceeds from exercise of warrants	—	—	10
Proceeds from exercise of share options	136	99	3
Net cash generated from financing activities	19,583	14,241	13
Increase / (decrease) in cash and cash equivalents	9,863	7,172	(8,218)
Effect of exchange rates in cash and cash equivalents	565	411	(482)
Cash and cash equivalents at beginning of the period	27,642	20,102	28,062
Cash and cash equivalents at end of the period	38,070	27,685	19,362

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)

Three months ended 30 April 2018

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At 1 February 2018 (as previously reported)	736	60,237	6,743	3,027	19,993	37	(80,898)	9,875
Change in accounting policy (modified retrospective application IFRS 15)	—	—	—	—	—	—	(13,059)	(13,059)
At 1 February 2018 (Adjusted*)	736	60,237	6,743	3,027	19,993	37	(93,957)	(3,184)
Loss for the period	—	—	—	—	—	—	(5,835)	(5,835)
Currency translation adjustment	—	—	—	—	—	7	—	7
Total comprehensive loss for the period	—	—	—	—	—	7	(5,835)	(5,828)
New share capital issued	83	14,917	—	—	—	—	—	15,000
Transaction costs on share capital issued	—	(858)	—	—	—	—	—	(858)
Share options exercised	1	98	—	—	—	—	—	99
Share-based payment	—	—	545	—	—	—	—	545
At 30 April 2018	820	74,394	7,288	3,027	19,993	44	(99,792)	5,774

Year ended 31 January 2018

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At February 1, 2017	618	46,420	5,136	(1,943)	19,993	50	(73,767)	(3,493)
Loss for the year							(7,131)	(7,131)
Currency translation adjustment						(13)		(13)
Total comprehensive loss for the year	—	—	—	—	—	(13)	(7,131)	(7,144)
New share capital issued	84	14,847	—	—	—	—	—	14,931
Transaction costs on share capital issued	—	(1,428)	—	—	—	—	—	(1,428)
Issue of ordinary shares as consideration for a business combination	30	0	—	4,970	—	—	—	5,000
New share capital issued from exercise of warrants	1	9	—	—	—	—	—	10
Share options exercised	3	389						392
Share-based payment			1,607					1,607
At 31 January 2018	736	60,237	6,743	3,027	19,993	37	(80,898)	9,875

Three months ended 30 April 2017

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At 1 February 2017	618	46,420	5,136	(1,943)	19,993	50	(73,767)	(3,493)
Loss for the period							(4,761)	(4,761)
Currency translation adjustment						(15)		(15)
Total comprehensive loss for the period	—	—	—	—	—	(15)	(4,761)	(4,776)
New share capital issued from exercise of warrants	1	9	—	—	—	—	—	10
Share options exercised	—	3	—	—	—	—	—	3
Share-based payment	—	—	277	—	—	—	—	277
At 30 April 2017	619	46,432	5,413	(1,943)	19,993	35	(78,528)	(7,979)

* See Note 1 - ‘Basis of Accounting - Adoption of IFRS 15 Revenue from contracts with customers’

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

NOTES TO THE FINANCIAL INFORMATION
For the three months ended 30 April 2018

1. Basis of Accounting

The unaudited condensed consolidated interim financial statements of Summit Therapeutics plc ('Summit') and its subsidiaries (the ‘Group’) for the three months ended 30 April 2018 have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) and International Financial Reporting Interpretations Committee (‘IFRIC’) interpretations as issued by the International Accounting Standards Board and with those parts of the Companies Act 2006 applicable to companies reporting under IFRS including those applicable to accounting periods ending 31 January 2019 and the accounting policies set out in Summit’s consolidated financial statements. There have been no changes to the accounting policies as contained in the annual consolidated financial statements as of and for the year ended 31 January 2018 other than as described below. They do not include all the statements required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at 31 January 2018.

The unaudited condensed consolidated interim financial statements are prepared on a going concern basis and under the historical cost convention. Whilst the financial information included in this announcement has been prepared in accordance with IFRS and IFRIC interpretations as issued by the International Accounting Standards Board and with those parts of the Companies Act 2006 applicable to companies reporting under IFRS, this announcement does not itself contain sufficient information to comply with IFRSs.

The Group expects it will need to raise additional funding in the future in order to support research and development efforts, potential commercialisation related activities if any of its product candidates receive marketing approval, as well as to support activities associated with operating as a public company in both the United States and the United Kingdom. Management expects to finance its cash needs through a combination of some, or all, of the following: equity offerings, collaborations, strategic alliances, grants and clinical trial support from government entities, philanthropic, non-government and not for profit organisations and patient advocacy groups, debt financings, and marketing, distribution or licensing arrangements.

The financial information for the three month periods ended 30 April 2018 and 2017 are unaudited.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the Consolidated Statement of Financial Position as at 30 April 2018 and the Consolidated Statement of Comprehensive Income and Consolidated Statement of Cash Flows for the three months ended 30 April 2018 have been translated into US dollars at the rate on 30 April 2018 of $1.3751 to £1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into US dollars at that or any other exchange rate as at that or any other date.

The Board of Directors of the Company approved this statement on 5 June 2018.

Adoption of IFRS 15 Revenue from contracts with customers

IFRS 15 establishes comprehensive guidelines for determining when to recognise revenue and how much revenue to recognise. The Group has adopted this new standard effective 1 February 2018 as required, using the full retrospective transition method in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

The core principle in that framework is that a company should recognise revenue to depict the transfer of control of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. To determine revenue recognition for arrangements that a company determines are within the scope of IFRS 15, a company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognise revenue when (or as) the company satisfies a performance obligation.
The Group has assessed the effect of adoption of this standard as it relates to the licence and collaboration agreement with Sarepta Therapeutics, Inc. (‘Sarepta’) and the licence and commercialisation agreement with Eurofarma Laboratórios S.A. ('Eurofarma').
The licence and collaboration agreement with Sarepta and the licence and commercialisation agreement with Eurofarma grant the rights in specific territories to commercialise products in the Group’s utrophin modulator pipeline and ridinilazole, respectively, as well as the provision of the associated research and development activities. Such activities result in a service that is the output of the Group’s ordinary activities. The Group assessed that the revenues from these agreements are in the scope of IFRS 15.
For both of these agreements the Group has assessed that the licence to commercialise the Group’s intellectual property is not distinct in the context of the contract and that there is a transformational relationship between the licence and the research and development activities delivered as they are highly interrelated elements of the contract. The Group has therefore determined that there is one single performance obligation under IFRS 15 in relation to the licence granted and research and development activities, which is the transfer of a licence for which the associated research and development activities are completed over time. The transaction price of these agreements includes upfront payments, development and regulatory milestone payments, development cost share income, sales milestones and sales-based royalties. Milestone payments are included in the transaction price only when it becomes highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur. The relevant transaction price elements are allocated to the performance obligation identified being the transfer of a licence for which the associated research and development activities are completed over time. The revenues are recognised over the development period using an output method based on time elapsed, reflecting both the increase in value of the licence and the progression of the research and development activities over the development period towards potential commercialisation of the product. Sales milestones and sales-based royalties are not yet included in the Group’s revenues since both programmes are still in development. The predominant element of the performance obligation that the sales-based royalties relate to is the licence granted and hence the revenues will be recognised when the related sales occur.

The licence and collaboration agreement with Sarepta also has two further performance obligations: i) the research and clinical development activities relating to the future generation small molecule utrophin modulators; and ii) the licence granted to commercialise in Latin America, which is at the option of Sarepta. Since the development, regulatory and sales milestone payments allocated to these additional performance obligations are contingent on future activities, they will therefore only be included in the transaction price and accounted for as revenue when it becomes highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur. The relevant sales-based royalties will be recognised when the related sales occur, as the licence granted is the predominant element of the performance obligation.

Due to the adoption of IFRS 15, the $22.0 million (£17.2 million) development milestone payment the Group received (in May 2017) as part of the licence and collaboration agreement with Sarepta, which had previously been recognised in full under IAS 18, is now being recognised as revenue over the development period. Similarly, development cost share income from Sarepta (which commenced in January 2018) under the agreement is now being recognised over the development period. As a result of this change, £13.1 million of income related to the licence and collaboration agreement with Sarepta previously recognised as revenue during the year ended 31 January 2018 is now classified as deferred revenue in the Statement of Financial Position. This adjustment consists of (i) £12.4 million related to the development milestone payment; and (ii) £0.7 million related to development cost share income related to Sarepta’s share of research and development costs incurred in January 2018 (the first month that the cost share component of the agreement was in effect). Whilst IFRS 15 did not impact revenues recognised during the three months ended 30 April 2017, IFRS 15 will impact the historical comparative financials for the fiscal quarters from the three months ended 31 July 2017 onwards.

The Group’s assessment results in no difference in the accounting treatment of the licence and commercialisation agreement with Eurofarma under IAS 18 and IFRS 15. Revenues recognised relating to the agreement during the year ended 31 January 2018 under IAS 18 related only to the upfront payment, which is initially reported as deferred revenue in the Statement of Financial Position and is being recognised as revenue over the development period. This is consistent with the accounting treatment under IFRS 15.

This change in accounting policy has been reflected retrospectively in the comparative Statement of Financial Position for the year ended 31 January 2018. The opening Statement of Financial Position as at 1 February 2017 is in line with comparative amounts disclosed in the financial statements for the year ended 31 January 2017, as there was no impact of this change in accounting policy on the Statement of Financial Position as at 31 January 2017. There was also no impact of this change in accounting policy on the Statement of Comprehensive Income and Statement of Cash Flows for the three months ended 30 April 2017.

The impact of this change in accounting policy on the unaudited condensed consolidated interim financial statements is an increase in non-current and current deferred revenue, and an increase in accumulated losses reserve. The increase in non-current and current deferred revenue for the year ended 31 January 2018 relates to the difference between the accounting treatment of the Sarepta development milestone payment and development cost share income under IAS 18 and IFRS 15, as described above, and will be recognised as revenue over the remainder of the development period.

Impact on Unaudited Condensed Consolidated Statement of Financial Position	Original Year ended 31 January 2018 £000	Adjusted Year ended 31 January 2018 £000	Impact £000
Non-current liabilities
Deferred revenue	(18,033)	(27,270)	(9,237)
Current liabilities
Deferred revenue	(10,012)	(13,834)	(3,822)
Accumulated losses reserve	(80,898)	(93,957)	(13,059)

The Group will continue to monitor interpretations released by the IFRS Interpretations Committee and amendments to IFRS 15 and, as appropriate, will adopt these from the effective dates.

2. Revenue

	Three months ended 30 April 2018	Three months ended 30 April 2017
Analysis of revenue by category	£000	£000
Licensing agreements	3,628	1,728
Research collaboration agreement	246	—
	3,874	1,728

The Group elected to adopt IFRS 15 effective 1 February 2018. For details on the performance obligations identified and judgments exercised by management in the application of IFRS 15 see Note 1 ‘Basis of Accounting - Adoption of IFRS 15 Revenue from contracts with customers.’

3. Loss per share calculation

The loss per share has been calculated using the loss for the period and dividing this by the weighted average number of ordinary shares in issue during the three months ended 30 April 2018: 76,571,101 (for the three months ended 30 April 2017: 61,883,701).

Since the Group has reported a net loss, diluted loss per share is equal to basic loss per share.

4. Issue of share capital

On 29 March 2018, the Group completed an equity placing on the AIM market of the London Stock Exchange, issuing 8,333,333 new ordinary shares at a price of 180 pence per share. Total gross proceeds of £15.0 million were raised and directly attributable transaction costs of £0.9 million were incurred and accounted for as a deduction from equity.

During the three months ended 30 April 2018, the following exercises of share options took place:

Date	Number of options exercised
16 March 2018	4,216
18 April 2018	38,850
23 April 2018	48,981
92,047

The total net proceeds from exercised share options during the year was £0.1 million.
All new ordinary shares rank pari passu with existing ordinary shares.
Following the above placing and exercise of share options, the number of ordinary shares in issue was 81,989,004 as of 30 April 2018.

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